Issuer Free Writing Prospectus

Dated December 6, 2006

Filed Pursuant to Rule 433

Registration Statement No. 333-139086

VIACOM INC.

FINAL TERM SHEET

Issuer:	Viacom Inc.

Aggregate Principal Amount:	$750 million principal amount (30,000,000 notes) or $862.5 million principal amount (34,500,000 notes) if the over-allotment option is exercised in full

Security Offered:	Senior Notes due 2055

Over-Allotment Option:	$112.5 million principal amount (4,500,000 notes)

Maturity:	December 15, 2055

Coupon:	6.85% per year, accruing from December 13, 2006

Price to Public:	100%[1]

Proceeds to Issuer, Before Expenses:	Approximately $727.4 million, or approximately $836.6 million if the over-allotment is exercised in full[2]

Use of Proceeds:	In addition to the use of proceeds from this offering described in the preliminary prospectus supplement dated December 5, 2006 relating to this offering, we intend to use a portion of the net proceeds from this offering to repay a portion of the amounts outstanding under our commercial paper program. At September 30, 2006, Viacom’s outstanding commercial paper had a weighted average interest rate of 5.60% and average maturity of less than 90 days.

Interest Payment Dates:	Quarterly on March 15, June 15, September 15 and December 15, beginning on March 15, 2007

Interest Payment Record Dates:	March 1, June 1, September 1 and December 1, immediately before the respective interest payment date

Redemption:	Issuer may redeem the notes, in whole or in part, at any time on or after December 15, 2011

Trade Date:	December 6, 2006

Settlement Date:	December 13, 2006 (T+5)

Denominations:	$25.00 (each $25.00 principal amount a “note”)

CUSIP:	92553P300

Ratings:	Moody’s: Baa3 Standard & Poor’s: BBB Fitch: BBB

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wachovia Capital Markets, LLC

Co-Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. Incorporated UBS Securities LLC

[1]	Plus accrued interest, if any, from December 13, 2006 if settlement occurs after that date.
[2]	Net proceeds from the exercise in full of the over-allotment option are based on a weighted average underwriting discount for retail and institutional investors of 3.008%, which is subject to change based upon the split between retail and institutional investors. The underwriting discount for retail investors is 3.150%, and for institutional investors is 2.00%.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free to Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-866-500-5408, or Wachovia Capital Markets, LLC at 1-866-289-1262.

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